FOR IMMEDIATE RELEASE
Contact: Susan Gordon: (212) 702-4309

CARL ICAHN ON MANITOWOC AGREEMENT:
"ANOTHER GREAT STEP FORWARD FOR SHAREHOLDERS' RIGHTS
AND GOOD CORPORATE GOVERNANCE"

New York, New York, February 9, 2015 – Today Carl C. Icahn released the following statement regarding The Manitowoc Company, Inc. ("Manitowoc"):

Over the past month, we have had a number of meetings with representatives of Manitowoc in which we have explained the merits of separating the company into two independent publicly-traded companies. We have discussed at length our belief that having disparate, unrelated businesses trapped in a single company reduces value by, among other things, limiting the ability of those businesses to (A) attract top management, (B) engage in mergers and acquisitions and (C) be acquired themselves.  We gave Manitowoc a myriad of examples where our involvement in separating such businesses resulted in a tremendous increase in shareholder value, such as the separation of Motorola into Motorola Mobility and Motorola Solutions. We have also spent significant time with Manitowoc's representatives discussing the importance of shareholder friendly corporate governance provisions, including having annual elections of directors.

We were therefore very pleased when Manitowoc announced that it was spinning off its Foodservice business and de-staggering its board of directors. Additionally, we are extremely happy with the agreement we entered into with Manitowoc late in the day on Friday, which we believe yielded another great result for Manitowoc shareholders.  Pursuant to that agreement, Manitowoc will appoint one of our representatives to its board of directors and another one of our representatives to the board of directors of the soon to be spun-off Foodservice business ("SpinCo") when the spin-off is effectuated.  In addition, in that agreement Manitowoc committed to implement the following corporate governance provisions at SpinCo, which we believe will greatly enhance shareholder value:

•Any poison pill adopted by SpinCo will not have a trigger below 20% and, if not ratified by stockholders within 135 days of adoption, will automatically expire (therefore, if a bid is made, SpinCo may adopt a pill but it will expire in 135 days if not ratified by shareholders and SpinCo can use the 135 days to find a better offer and/or convince shareholders not to tender);

•SpinCo will not have a staggered board;

•The holders of 10% of the outstanding shares of SpinCo will be permitted to call special meetings of shareholders;

•If a person obtains majority control of SpinCo, Shareholders will be permitted to remove and replace directors at a special meeting;

•No super-majority voting provisions; and

•If SpinCo's board rejects an unsolicited offer for the company in favor of another bid, and permits the second bidder to conduct diligence, then the board must also grant the first bidder the right to conduct due diligence if that bidder increases its offer above the second bid.

Similar to our agreement with eBay Inc., we believe this agreement marks another large step forward for good corporate governance. With this agreement, Manitowoc committed to a corporate governance structure that is not just democratic in name only. Unlike at so many other companies, SpinCo shareholders will truly have a say in what happens at the company they own, including the ability to decide for themselves whether to accept an offer if one is made.

In addition, as a member of the board of directors of Manitowoc, our representative will ensure that Manitowoc remains focused on consummating the spin-off in the most effective and timely manner. Our representatives will also bring a shareholder's perspective to board deliberations, along with an eagerness to work constructively with their fellow board members to enhance shareholder value.

We applaud the ability of Manitowoc's board of directors and management to recognize the importance of separating the companies as well as the importance of good corporate governance.  In particular, I would like to thank Glen Tellock, Chairman and Chief Executive Officer of Manitowoc, for standing behind his commitment to shareholders. We strongly believe that separation of Manitowoc's core businesses will create two stronger companies and that, in combination with improved corporate governance, shareholder value will be greatly enhanced by this agreement.

We look forward to continuing our work with Glen and the board of directors.

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